LOS ANGELES
MIAMI
NEW YORK
PALO ALTO
SAN FRANCISCO
WASHINGTON, D.C.

BERLIN
BRATISLAVA
BRUSSELS
BUDAPEST
DRESDEN
DÜSSELDORF
FRANKFURT
HAMBURG
HELSINKI
ISTANBUL
LONDON
MILAN
MOSCOW
PARIS
PRAGUE
ROME
STOCKHOLM
WARSAW

WHITE & CASE
LIMITED LIABILITY PARTNERSHIP

ALAMEDA SANTOS, 1940 – 3° ANDAR
01418-200 SÃO PAULO – SP
BRAZIL

TELEPHONE: (55-11) 3147-5600
FACSIMILE: (55-11) 3147-5611

E-MAIL: mlawson@whitecase.com

ALMATY
ANKARA
BANGKOK
BOMBAY/MUMBAI
HO CHI MINH CITY
HONG KONG
JAKARTA
SHANGHAI
SINGAPORE
TOKYO

BAHRAIN
JEDDAH
RIYADH

MEXICO CITY
SÃO PAULO

JOHANNESBURG

November 24, 2003

03037883

PROCESSED
DEC 15 2003
THOMSON FINANCIAL

03 DEC -2 AM 7:21

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
Judiciary Plaza
Mail Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Companhia Força e Luz Cataguazes-Leopoldina
File No. 82-5147

SUPPL

Dear Ladies and Gentlemen:

We have attached a list (Schedule I hereto) of documents that Companhia Força e Luz Cataguazes Leopoldina (the "Company") has (a) made or is required to make public pursuant to the laws of Brazil, (b) filed or is required to file with the São Paulo Stock Exchange and which was made public thereby or (c) distributed or is required to distribute to its security holders, in each case since October 3, 2003 in accordance with the requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 12g3-2(b) promulgated thereunder. An English translation of each such document is attached as an exhibit to Schedule I.

We are furnishing the information set forth above on the understanding that such information will not be deemed either "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information will constitute an admission for any purpose that the Company is subject to the provisions of the Exchange Act.

dlw 12/3

If you have any questions regarding any of the foregoing, please feel free to call the undersigned at (011-55-11) 3147-5600.

Very truly yours,

/s/ Miguel Lawson
Miguel Lawson

Schedule I

1. Investor Relations Monthly Report (N° 10/2003), dated October 28, 2003 (English translation attached hereto as Exhibit 1).

2. Relevant Information, dated October 28, 2003 (English translation attached hereto as Exhibit 2).

3. Relevant Information on Sale of Assets, dated November 6, 2003 (English translation attached hereto as Exhibit 3).

4. Notice of an Extraordinary Shareholders Meeting, dated November 6, 2003 (English translation attached hereto as Exhibit 4).

5. Proposal of the Administration to the Extraordinary Shareholders' Meeting to be held on December 9, 2003, dated November 6, 2003 (English translation attached hereto as Exhibit 5).

6. E-mail forwarded from Carlos Aurelio M. Pimentel regarding the POP+ Award, dated November 13, 2002 (English translation attached hereto as Exhibit 6).

COMPANHIA FORÇA E LUZ CATAGUAZES-LEOPOLDINA

LISTED BOVESPA COMPANY

Level 1 ADR - American Depositary Receipts
USA
Ticket Symbol
CFLPY - Preferred Class "A"
CFLCY - Common

03 DEC -2 AM 7:21 Ticket Symbol
FLCL

Investor Relations Monthly Report - *Edition # 10/2003 - October 28th, 2003*

Sistema Cataguazes-Leopoldina concludes Debt Restructuring Program

Cataguazes-Leopoldina and its subsidiaries announced the conclusion of approximately R$ 750 million debt restructuring, which will enable the companies to comply its short-term obligations with its cash flow generation, and to reduce current borrowing spreads. The program complies a R$ 130 million debentures issuance, the extension of tenors to existing working capital payable to commercial banks and suppliers, in addition to stretching tenors on tax liabilities (R$14 million), debt subordination to shareholders (R$26 million) and a capital increase of R$20 million at the parent company level, as well as extension of tenors of debts payable to banks and suppliers, in addition to tax liabilities, of the subsidiaries companies in the approximate amount of R$560 million, of which R$9 million refers to CENF, R$328 million to Energipe, R$8 million to CELB and R$215 million to Saelpa.

Payment of short-term bank debts, renegotiated to around R$490 million, will be due in up to 54 months (average of 45 months). Fifty-seven percent of this amount will be subject to a cost equivalent to the long-term interest rate (*TJLP*) + 7% per year, and the remaining 43% will be restated at an approximately average cost of CDI + 6% per year.

As for liabilities relating to energy suppliers and tax, in the approximate amount of R$215 million, maturity dates have been extended by up to 120 months, with an average term of 95 months. Of this total, 47% will be restated using the IPCA index, 14% by the TJLP, both without any spread, and the remainder (39%) will be restated using the IGP-M index, plus a spread of 12% per year. The table below shows the pro-forma change of consolidated bank indebtedness of Cataguazes-Leopoldina and a comparison thereof with some indicators:

In R$million	Position at June 30, 2003 — Prior to Restructuring	Adjusted (*Pro-Forma*) — After Restructuring
Short Term Debt (*)	498	200
Long Debt Term (*)	518	816
Total Debt of Short and Long Term	1,016	1,016
Shareholders Equity + Minority Interest	760	760
Short Term Debt / Total Debt	49%	20%
Total Debt / Total Capitalization	57%	57%
EBITDA / Short Term Debt	0.5	1.3

(*) Debt in foreign currency represents 8% of total debt.

This present debt restructuring should re-establish the short-term liquidity needed for the operations of the Cataguazes-Leopoldina Group, substantially reducing the need for refinancing over the coming years. It is also important to highlight the perspectives for improved consolidated cash generation (EBITDA) of Cataguazes-Leopoldina, in view of the start-up of operations of four hydro-electric plants in 2003, adding around 77 MW (annual production of 375GWh) to the installed capacity of the Cataguazes-Leopoldina Group.

Consolidated Operating Revenue of Cataguazes-Leopoldina was R$925 million in 9 months

Consolidated electricity sales increased by 8.6% in the first nine months of 2003, compared to the same period last year, reaching 4,359 GWh. However, when compared to the consolidated volume sold in the same months of 2000 (without energy rationing), this sales level is higher by only 3.0%. Greater consumption of energy was noted more in the Northeast region than in the Southeast. On a per distributor basis for companies in the Sistema Cataguazes-Leopoldina, accumulated sales this year, compared to the same period in 2000, are as follows: Northeast - Saelpa (+7.7%); CELB (+3.4%) and Energipe (+3.0%); Southeast - CFLCL (- 2.5%) and CENF (- 11.6%).

Comparison among CFLCL, CENF, Energipe, CELB and Saelpa
Operating Indicators – January / September of 2003

	CFLCL	CENF	Energipe	CELB	Saelpa	Consolidated
Gross Revenue - R$ million	**194**	**51**	**286**	**65**	**313**	**925**
Electricity Sales - GWh	**726**	**208**	**1,376**	**389**	**1,660**	**4,359**
Retail Market						
• Residential	222	93	333	87	535	1,270
• Industrial	242	44	578	212	498	1,574
• Commercial	98	40	196	50	249	633
• Other classes	164	31	269	40	378	882
Sales Increase - % (*)	**3.7**	**5.5**	**8.5**	**10.2**	**11.1**	**8.6**
• Residential	3.5	7.2	12.0	7.6	10.9	9.3
• Industrial	2.5	1.3	3.4	12.5	8.7	6.0
• Commercial	4.3	1.8	10.4	7.0	9.2	8.1
• Other classes	5.4	12.6	14.7	8.4	15.9	13.0

(*) In relation to the same period of 2002.

Consequently, the consolidated gross operating revenue of Cataguazes-Leopoldina reached R$925 million in the first nine months of 2003, corresponding to an increase of 21.7% compared to the same period in 2002.

For further clarifications and additional information, please do not hesitate to contact us

In Cataguases - Phone: +55 32 3429-6000 / Fax: +55 32 3429-6480 / 3429-6317
In Rio de Janeiro - Phone: +55 21 2122-6900 / Fax: +55 21 2122-6931
http://www.cataguazes.com.br or e-mail to: stockinfo@cataguazes.com.br

Maurício Perez Botelho
Investor Relations Director

RELEVANT INFORMATION

(2)

COMPANHIA FORÇA E LUZ CATAGUAZES-LEOPOLDINA

and its subsidiaries

Energisa S.A.
Energipe – Empresa Energética de Sergipe S.A.
Saelpa – Sociedade Anônima de Eletrificação da Paraíba
CELB – Companhia Energética da Borborema
CENF – Companhia de Eletricidade de Nova Friburgo

Cataguazes-Leopoldina and subsidiaries communicate the conclusion of approximately R$750 million debt restructuring, which will enable the companies to comply its short-term obligations with its cash flow generation, and to reduce current borrowing spreads. The program complies a R$130 million debentures issuance, the extension of tenors to existing working capital payable to commercial banks and suppliers, in addition to stretching tenors on tax liabilities (R$14 million), debt subordination to shareholders (R$26 million) and a capital increase of R$20 million at parent company level, as well as extension of tenors of debts payable to banks and suppliers, in addition to tax liabilities, of the subsidiary companies in the approximate amount of R$560 million, of which R$9 million refers to CENF, R$328 million to Energipe, R$8 million to CELB and R$215 million to Saelpa.

Payment of short-term bank debts, renegotiated to around R$490 million, will be due in up to 54 months (average of 45 months). Fifty-seven percent of this amount will be subject to a cost equivalent to the long-term interest rate (*TJLP*) + 7% per year, and the remaining 43% will be restated at an approximate average cost of CDI + 6% per year.

As for liabilities relating to energy suppliers and tax, in the approximate amount of R$215 million, maturity dates have been extended by up to 120 months, with an average term of 95 months. Of this total, 47% will be restated using the IPCA index, 14% by the TJLP, both without any spread, and the remainder (39%) will be restated using the IGP-M index, plus a spread of 12% per year.

The table below shows the pro-forma change of consolidated bank indebtedness of Cataguazes-Leopoldina and a comparison thereof with some indicators:

R$ (millions)	**Position at June 30, 2003 Prior to Restructuring**	**Adjusted (*Pro-Forma*) After Restructuring**
Short-Term Debt (*)	498	200
Long-Term Debt (*)	518	816
Total Short and Long-Term Debt	**1,016**	**1,016**
Shareholders' Equity + Minority Interest	760	760
Short-Term Debt / Total Debt	**49%**	**20%**
Total Debt / Total Capitalization	57%	57%
EBITDA / Short-Term Debt	0.5	1.3

(*) Debt in foreign currency represents 8.0% of total debt.

This present debt restructuring should re-establish short-term liquidity, needed for the operations of the Cataguazes Leopoldina Group, substantially reducing the need for refinancing over the coming years. The graphs below show the ratios between the debts and consolidated operating cash generation (EBITDA = Result of Activities plus Depreciation and Amortization), of Cataguazes-Leopoldina, as well as the development of the amortization schedule prior to and after restructuring.

RELEVANT INFORMATION

COMPANHIA FORÇA E LUZ CATAGUAZES-LEOPOLDINA

and its subsidiaries

Energisa S.A.
Energipe – Empresa Energética de Sergipe S.A.
Saelpa – Sociedade Anônima de Eletrificação da Paraíba
CELB – Companhia Energética da Borborema
CENF – Companhia de Eletricidade de Nova Friburgo

Cataguazes-Leopoldina and subsidiaries communicate the conclusion of approximately R$750 million debt restructuring, which will enable the companies to comply its short-term obligations with its cash flow generation, and to reduce current borrowing spreads. The program complies a R$130 million debentures issuance, the extension of tenors to existing working capital payable to commercial banks and suppliers, in addition to stretching tenors on tax liabilities (R$14 million), debt subordination to shareholders (R$26 million) and a capital increase of R$20 million at parent company level, as well as extension of tenors of debts payable to banks and suppliers, in addition to tax liabilities, of the subsidiary companies in the approximate amount of R$560 million, of which R$9 million refers to CENF, R$328 million to Energipe, R$8 million to CELB and R$215 million to Saelpa.

Payment of short-term bank debts, renegotiated to around R$490 million, will be due in up to 54 months (average of 45 months). Fifty-seven percent of this amount will be subject to a cost equivalent to the long-term interest rate (*TJLP*) + 7% per year, and the remaining 43% will be restated at an approximate average cost of CDI + 6% per year.

As for liabilities relating to energy suppliers and tax, in the approximate amount of R$215 million, maturity dates have been extended by up to 120 months, with an average term of 95 months. Of this total, 47% will be restated using the IPCA index, 14% by the TJLP, both without any spread, and the remainder (39%) will be restated using the IGP-M index, plus a spread of 12% per year.

The table below shows the pro-forma change of consolidated bank indebtedness of Cataguazes-Leopoldina and a comparison thereof with some indicators:

R$ (millions)	**Position at June 30, 2003 Prior to Restructuring**	**Adjusted (*Pro-Forma*) After Restructuring**
Short-Term Debt (*)	498	200
Long-Term Debt (*)	518	816
Total Short and Long-Term Debt	**1,016**	**1,016**
Shareholders' Equity + Minority Interest	760	760
Short-Term Debt / Total Debt	**49%**	**20%**
Total Debt / Total Capitalization	57%	57%
EBITDA / Short-Term Debt	0.5	1.3

(*) Debt in foreign currency represents 8.0% of total debt.

This present debt restructuring should re-establish short-term liquidity, needed for the operations of the Cataguazes Leopoldina Group, substantially reducing the need for refinancing over the coming years. The graphs below show the ratios between the debts and consolidated operating cash generation (EBITDA = Result of Activities plus Depreciation and Amortization), of Cataguazes-Leopoldina, as well as the development of the amortization schedule prior to and after restructuring.

03 DEC -2 AM 7:21

COMPANHIA FORÇA E LUZ CATAGUAZES-LEOPOLDINA
Publicity Traded Corporation
Corporate Taxpayer No. (CNPJ) 19.527.639/0001-58

Relevant Information
Sale of Assets

Under the terms of Art. 34 of CVM Instruction 358/2002 and in accordance with its corporate strategy, the company Companhia Força e Luz Cataguazes-Leopoldina hereby declares the following:

1) The subsidiary CAT-LEO Energia S/A has signed a sale and purchase agreement (through the corporate restructuring of the aforementioned company with rights and liabilities surviving), subject to prior approval by the respective creditors and regulatory agencies, of the SHPs Ivan Botelho I (newly named SHP Ponte) and Túlio Cordeiro de Mello (newly named SHP Granada) of total capacity of approximately 40 MW to Brascan Energética S/A.

2) The Company will inform the public, the outcome of the aforementioned sale, as soon as it has been performed.

Cataguases, November 6, 2003.

Mauricio Perez Botelho
Investor Relations Director

COMPANHIA FORÇA E LUZ CATAGUAZES LEOPOLDINA

(4)

COMPANHIA FORÇA E LUZ CATAGUAZES-LEOPOLDINA
- PUBLICITY TRADED CORPORATION -
Corporate Taxpayer no. (CNPJ/MF): 19.527.639/0001-58
NIRE no. 3130004099-2

NOTICE OF AN EXTRAORDINARY SHAREHOLDERS MEETING

Notice is hereby given to the shareholders of **COMPANHIA FORÇA E LUZ CATAGUAZES-LEOPOLDINA** ("Company") that the Extraordinary Shareholders' Meeting will be held at 10am on December 9, 2003 at the Company's head offices at Praça Rui Barbosa 80, Cataguases (Minas Gerais state), for the following purposes:

(a) to consider the reduction of R$ 74,358,513.23 to the Company's capital stock, from R$354,335,001.00 to R$279,976,487.77 in light of the proposal approved by the administration and the financial statement of the Company as of September 30, 2003, without altering the number of shares issued by the Company, for the purpose of absorbing existing losses unveiled by the aforementioned statement.

(b) to consider the amendment to Chapter II – Capital Stock, of the bylaws, or more specifically article 4 of the main section addressing the share capital, to reflect the new value of the Company's share capital following the reduction to be considered as mentioned in the previous item.

(c) to consider the amendment to the Company's bylaws in light of the proposal approved by the board of directors to create Chapter XII - Temporary Provisions, involving the addition of Art. 31 and sole paragraph thereof, in order to entitle preferred shares of any class to receive cumulative dividends during the financial years 2003 and 2004, in addition to establishing, according to the bylaws, the possibility of said cumulative dividends being paid in a financial year in which there are insufficient profits, using funds from the capital reserves.

(d) to consider the amendment to Chapter III - Shares and Shareholders of the bylaws, or more specifically Art. Five, paragraph 1, III and paragraph 2, II which respectively address the dividends of the Class "A" and Class "B" preferred shares and bring them in line with the provisions of item (c) above.

General Information:

- The documents concerning the matters to be considered during the shareholders' meeting referred to by this call notice are available to shareholders at the Company's head offices and homepage (www.cataguazes.com.br).

COMPANHIA FORÇA E LUZ CATAGUAZES LEOPOLDINA

COMPANHIA FORÇA E LUZ CATAGUAZES-LEOPOLDINA
- PUBLICITY TRADED CORPORATION -
Corporate Taxpayer no. (CNPJ/MF): 19.527.639/0001-58
NIRE no. 3130004099-2

NOTICE OF AN EXTRAORDINARY SHAREHOLDERS MEETING

Notice is hereby given to the shareholders of **COMPANHIA FORÇA E LUZ CATAGUAZES-LEOPOLDINA** ("Company") that the Extraordinary Shareholders' Meeting will be held at 10am on December 9, 2003 at the Company's head offices at Praça Rui Barbosa 80, Cataguases (Minas Gerais state), for the following purposes:

(a) to consider the reduction of R$ 74,358,513.23 to the Company's capital stock, from R$354,335,001.00 to R$279,976,487.77 in light of the proposal approved by the administration and the financial statement of the Company as of September 30, 2003, without altering the number of shares issued by the Company, for the purpose of absorbing existing losses unveiled by the aforementioned statement.

(b) to consider the amendment to Chapter II – Capital Stock, of the bylaws, or more specifically article 4 of the main section addressing the share capital, to reflect the new value of the Company's share capital following the reduction to be considered as mentioned in the previous item.

(c) to consider the amendment to the Company's bylaws in light of the proposal approved by the board of directors to create Chapter XII - Temporary Provisions, involving the addition of Art. 31 and sole paragraph thereof, in order to entitle preferred shares of any class to receive cumulative dividends during the financial years 2003 and 2004, in addition to establishing, according to the bylaws, the possibility of said cumulative dividends being paid in a financial year in which there are insufficient profits, using funds from the capital reserves.

(d) to consider the amendment to Chapter III - Shares and Shareholders of the bylaws, or more specifically Art. Five, paragraph 1, III and paragraph 2, II which respectively address the dividends of the Class "A" and Class "B" preferred shares and bring them in line with the provisions of item (c) above.

General Information:

- The documents concerning the matters to be considered during the shareholders' meeting referred to by this call notice are available to shareholders at the Company's head offices and homepage (www.cataguazes.com.br).

from the Company's capital reserves. If the above is approved, the aforementioned article 31 and the sole paragraph thereof, to be added to the bylaws, shall be rewritten as follows:

"CHAPTER XII
TEMPORARY PROVISIONS

Art. 31. Class "A" and Class "B" preferred shares shall be entitled to receive cumulative dividends in the financial years 2003 and 2004, and shall revert to receiving noncumulative dividends as from January 01, 2005, regardless of any amendments to the bylaws. During this time, the voting rights established in paragraph 5 of article 5 of these bylaws shall be exercisable until the outstanding cumulative dividends are paid.

Sole Paragraph - While the cumulative dividends established in the main section of this article are outstanding, the Class "A" and Class "B" preferred shares shall be entitled to receive said dividends in financial years in which there are insufficient profits, using funds from the Company's capital reserves."

IV - the amendment, in the event of Chapter XII - Temporary Provisions, proposed above being approved at that Shareholders' Meeting, of Chapter III - Shares and Shareholders, of the bylaws, specifically Art. 5, paragraph 1, III, and paragraph 2, II respectively addressing the dividends of the Class "A" and Class "B" preferred shares, so as to include in said sections a proviso concerning the temporary accumulation of the dividends of the preferred shares under the proposal referred to in the previous item. If the above is approved, Art. 5, paragraph 1, III and paragraph 2, II of the Bylaws shall be rewritten as follows:

"**Art. 5** Common shares shall be nominative.

paragraph 1: Class "A" preferred shares, which shall be nominative, shall bear the following characteristics:

(...)
III - priority during the distribution of noncumulative dividends, with the exception of the provisions of Chapter XII - Temperate Provisions - of these bylaws, of at least 10% (ten percent) per year of the company capital attributed to this kind of share, with said dividends to be distributed on a pro rata basis; and
(...)

paragraph 2 Under the terms of Law 1.497 of December 20, 1976, Class "B" nominative preferred shares shall be issued, without nominal value, with the following characteristics:

(...)

from the Company's capital reserves. If the above is approved, the aforementioned article 31 and the sole paragraph thereof, to be added to the bylaws, shall be rewritten as follows:

"CHAPTER XII
TEMPORARY PROVISIONS

Art. 31. Class "A" and Class "B" preferred shares shall be entitled to receive cumulative dividends in the financial years 2003 and 2004, and shall revert to receiving noncumulative dividends as from January 01, 2005, regardless of any amendments to the bylaws. During this time, the voting rights established in paragraph 5 of article 5 of these bylaws shall be exercisable until the outstanding cumulative dividends are paid.

Sole Paragraph - While the cumulative dividends established in the main section of this article are outstanding, the Class "A" and Class "B" preferred shares shall be entitled to receive said dividends in financial years in which there are insufficient profits, using funds from the Company's capital reserves."

IV - the amendment, in the event of Chapter XII - Temporary Provisions, proposed above being approved at that Shareholders' Meeting, of Chapter III - Shares and Shareholders, of the bylaws, specifically Art. 5, paragraph 1, III, and paragraph 2, II respectively addressing the dividends of the Class "A" and Class "B" preferred shares, so as to include in said sections a proviso concerning the temporary accumulation of the dividends of the preferred shares under the proposal referred to in the previous item. If the above is approved, Art. 5, paragraph 1, III and paragraph 2, II of the Bylaws shall be rewritten as follows:

"**Art. 5** Common shares shall be nominative.

paragraph 1: Class "A" preferred shares, which shall be nominative, shall bear the following characteristics:

(...)
III - priority during the distribution of noncumulative dividends, with the exception of the provisions of Chapter XII - Temperate Provisions - of these bylaws, of at least 10% (ten percent) per year of the company capital attributed to this kind of share, with said dividends to be distributed on a pro rata basis; and
(...)

paragraph 2 Under the terms of Law 1.497 of December 20, 1976, Class "B" nominative preferred shares shall be issued, without nominal value, with the following characteristics:

(...)

II - priority during the distribution of fixed, noncumulative dividends, with the exception of the provisions of Chapter XII - Temperate Provisions - of these bylaws, of at least 6% (6 percent) per year of the Company capital attributed to this kind of share, with said dividends to be distributed on a pro rata basis whilst upholding the preference of the Class "A" shares. (...)"

We are available should any further information be required, and we sincerely hope the above proposal is approved during the Meeting.

Cataguases, November 6, 2003.

Mauricio Perez Botelho
Administrative Financial and Investor Relations Director

Ivan Müller Botelho
Chairman

File No. 82-5147

(6)

03 DEC -2 AM 7:21

Dear,

It is tradition already, on early November we started campaigning for the POP+ award, granted by MZ Consult to the best IR (Investor Relations) websites, chosen through direct elections of investors, analysts and other capital market agents. In 2004 the prize will be awarded in its 6th edition. This time, besides companies from Latin America and Iberian Peninsula enrolled in the previous fifth editions, companies from all over the world will be competing for the prize.

Since when we first registered for the POP+ prize, we were always among the top five winners. In 2003, we won third place among Latin-American companies (we were among 84 enrolled companies from 7 countries–we won 2nd place in Brazil); and in editions from 2001 and 2002 we won 4th and 2nd place, respectively. We became proud of our ranking; therefore, we are encouraged to improve more and more our communication with the market.

We are looking forward to deserving your vote–that granted our ranking so far. The site of Cataguazes-Leopoldina is once more on this healthy competition for the greatest prize of the Brazilian Internet.

You may visit one of the following sites to vote on the site of Cataguazes-Leopoldina:

http://www.mz-ir.com/votacao/index.html

http://www.cataguazes.com.br

Sincerely yours,

Mauricio Perez Botelho

Officer of Investor Relations